SOUTHERN ENERGY COMPANY INC.
                        100 W. Liberty Street 10th Floor
                                 Reno, NV 89505


VIA FAX: (703) 813-6981

April 30, 2009

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 4561

Attention: Jennifer Fugario

     Re: Southern Energy Company, Inc.
         Form 8-K Filed March 11, 2009
         File Number: 000-20462

Dear Madam:

In response to your letter dated March 25, 2009, we would like to provide the following response.

We have amended our 8-K to remove the reference to Item 4.01 Changes in Registrant`s Certifying Accountant as this event should not have been filed under this item, as there was no active auditing engagement or agreement prior to the Company engaging Moore & Associates, CHTD.

Very truly yours,


/s/ Ricardo Munoz
-------------------------------
Ricardo Munoz